ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA  94105-2669
tel  415-773-5700
fax  415-773-5759
www.orrick.com

Brett Cooper
(415) 773-5918
bcooper@orrick.com

August 22, 2008

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:  William Thompson

Re:	TC PipeLines, LP
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed April 30, 2008
File No. 0-26091

Dear Mr. Thompson:

On behalf of TC PipeLines, LP (the “Partnership”), we submit this letter in response to the Staff’s comment letter dated August 12, 2008 relating to the above-referenced filings. To assist you in reviewing the responses of the Partnership, the Staff’s comments are set forth in bold typeface before each response.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Consolidated Statement of Cash Flows, page 6

1.
We reviewed your response to comment five in our letter dated July 3, 2008. Please tell us why you believe the receipt of a distribution in an amount less than your share of earnings for the period should be classified as an investing cash outflow rather than as a non-cash adjustment to net income in operating activities. In doing so, explain your rationale in light of the guidance in paragraphs 17 and 32 of SFAS 95 given that the reduction in the return of capital did not result from a payment to the investee.

Based on the guidance in paragraph 16 of SFAS 95, receipts from returns of investment are included under cash flows from investing activities.  The Partnership has interpreted this to apply to

Securities and Exchange Commission
August 22, 2008

returns of capital from our equity investments. As such, the Partnership has recorded returns of capital, to the extent that distributions exceed earnings on a life-to-date basis, as cash flows from investing activities.  The Partnership has also interpreted that any subsequent reduction in returns of capital previously recorded should also be classified under investing activities.

During the first quarter of 2008, the $7.0 million excess of equity earnings over distributions was classified as a reduction in return of capital as the life-to-date returns of capital reported under cash flows from investing activities was $12.3 million.  The Partnership believes that this provides the appropriate presentation, because it accurately reflects the life-to-date return of capital balance at each reporting period.

As illustrated below, during the second quarter of 2008, distributions exceeded equity earnings by $10.3 million This should result in a year-to-date return of capital of $3.3 million;  however, had the $7 million reduction in return of capital been presented under operating activities, this would result in an incorrect presentation of the year-to-date cash flow balances.

Returns of capital classifed under Investing Activities:
			Six-month ended June 30, 2008
	Q1, 2008	Q2, 2008
CASH GENERATED FROM OPERATIONS
Equity income in excess of distributions from Great Lakes	-	-	-

CASH GENERATED FROM INVESTING ACTIVITIES
Return of capital from Great Lakes	(7.0)	10.3	3.3

Returns of capital classifed under Operating and Investing Activities:
			Six-month ended June 30, 2008
	Q1, 2008	Q2, 2008
CASH GENERATED FROM OPERATIONS
Equity income in excess of distributions from Great Lakes	(7.0)		(7.0)

CASH GENERATED FROM INVESTING ACTIVITIES
Return of capital from Great Lakes		10.3	10.3

***

Securities and Exchange Commission
August 22, 2008

In connection with this response, the Partnership acknowledges that:

•
should the Commission or the staff, acting pursuant to their delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to their delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 415-773-5918 or Amy Leong, the Partnership’s Controller, at (403) 920-2750 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ Brett Cooper

cc:	Sarah Goldberg, Assistant Chief Accountant
Amy W. Leong, TC PipeLines, LP
Donald J. DeGrandis, TC PipeLines, LP
Alan Talkington, Orrick, Herrington & Sutcliffe LLP